UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			      FORM U-13-60

			      ANNUAL REPORT

			     FOR THE PERIOD

	  Beginning January 1, 2002  and Ending  December 31, 2002

				 TO THE

		 U.S. SECURITIES AND EXCHANGE COMMISSION

				   OF


			ENTERGY ENTERPRISES, INC.
   ___________________________________________________________________
		    (Exact Name of Reporting Company)


A       Subsidiary                              Service Company
  ________________________________________________________
     ("Mutual " or "Subsidiary")


Date of Incorporation December 30, 1983 If not Incorporated, Date of
Organization          __________________

State or Sovereign Power under which Incorporated or Organized
Louisiana

Location of Principal Offices of Reporting Company 639 Loyola Avenue, New Orleans, Louisiana 70113

Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Steven C. McNeal   Vice President and Treasurer
       (Name)                     (Title)

P.O. Box 61000, New Orleans, La. 70161
		(Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

			Entergy Corporation

			1 of 27 pages

		INSTRUCTIONS FOR USE OF FORM U-13-60

1.  Time of Filing.
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.  Number of Copies.
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.  Period Covered by Report.
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.  Report Format.
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed.
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01(b)).

6.  Deficits Displayed.
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

7.  Major Amendments or Corrections.
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions.
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service
    Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.  Organization Chart.
    The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation.
    The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange
    Commission pursuant to the Public Utility Holding Company Act of
    1935.

11. Annual Statement of Compensation for Use of Capital Billed.
    The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

				2 of 27 pages

	       LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

							 Schedule or     Page
   Description of Schedules and Accounts               Account Number   Number

Comparative Balance Sheet                               Schedule I        4-5
Service Company Property                                Schedule II         6
Accumulated Provision for Depreciation and
   Amortization of Service Company Property             Schedule III        7
Investments                                             Schedule IV         8
Accounts Receivable from Associate Companies            Schedule V          8
Fuel Stock Expenses Undistributed                       Schedule VI         9
Stores Expense Undistributed                            Schedule VII        9
Miscellaneous Current and Accrued Assets                Schedule VIII      10
Miscellaneous Deferred Debits                           Schedule IX        10
Research, Development, or Demonstration Expenditures    Schedule X         10
Proprietary Capital                                     Schedule XI        11
Long-Term Debt                                          Schedule XII       12
Current and Accrued Liabilities                         Schedule XIII      13
Notes to Financial Statements                           Schedule XIV       13
Comparative Income Statement                            Schedule XV        14
Analysis of Billing - Associate Companies               Account 457        15
Analysis of Billing - Nonassociate Companies            Account 458        16
Analysis of Charges for Service - Associate
   and Nonassociate Companies                           Schedule XVI       17
Schedule of Expense Distribution by Department or
   Service Function                                     Schedule XVII      18
Departmental Analysis of Salaries                       Account 920        19
Outside Services Employed                               Account 923        20
Employee Pensions and Benefits                          Account 926        21
General Advertising Expenses                            Account 930.1      21
Miscellaneous General Expenses                          Account 930.2      22
Rents                                                   Account 931        22
Taxes Other Than Income Taxes                           Account 408        23
Donations                                               Account 426.1      23
Other Deductions                                        Account 426.5      24
Notes to Statement of Income                            Schedule XVIII     24


	       LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
									  Page
	      Description of Reports or Statements                       Number


Organization Chart                                                         26
Methods of Allocation                                                      26
Annual Statement of Compensation for Use of Capital Billed                 26
Signature Clause                                                           27


				3 of 27 pages

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		 Schedule I - Comparative Balance Sheet


Give balance sheet of the Company as of December 31 of the current and prior year.

Account                                   Assets and Other Debits                            As of December 31
											  Current            Prior
	   Service Company Property
   101     Service company property (Schedule II)                                        3,593,517        33,865,940
   107     Construction work in progress (Schedule II)                                    (508,615)           18,619
										       -----------      ------------
	       Total Property                                                            3,084,902        33,884,559
										       -----------      ------------

   108     Less accumulated provision for depreciation and amortization of service
	   company property (Schedule III)                                               1,117,420         9,873,615
										       -----------      ------------
	       Net Service Company Property                                              1,967,482        24,010,944
										       -----------      ------------

	   Investments

   123     Investments in associate companies (Schedule IV)                                      -                 -
   124     Other Investments (Schedule IV)                                                 896,508           896,508
   128     Special Funds (Schedule IV)                                                           -                 -
										       -----------      ------------
	       Total Investments                                                           896,508           896,508
										       -----------      ------------

	   Current and Accrued Assets

   131     Cash                                                                             83,974           149,885
   134     Other special deposits (Schedule IV)                                            157,013           197,161
   135     Working funds                                                                 1,983,321         1,345,792
   136     Temporary cash investments (Schedule IV)                                      2,649,255         8,386,647
   141     Notes Receivable                                                              2,063,753         2,063,753
   142     Customer Accounts Receivable                                                          -                 -
   143     Accounts receivable                                                             302,029                 -
   144     Accumulated provision of uncollectible accounts                              (2,063,753)       (2,063,753)
   145     Notes Receivable - Associated Companies (Schedule IV)                        28,832,000                 -
   146     Accounts receivable from associate companies (Schedule V)                    16,856,031        15,468,318
   152     Fuel stock expenses undistributed (Schedule VI)                                       -                 -
   154     Materials and supplies                                                                -                 -
   163     Stores expense undistributed (Schedule VII)                                      19,098            17,947
   165     Prepayments                                                                     101,015         1,418,442
   174     Miscellaneous current and accrued assets (Schedule VIII)                              -                 -
										       -----------      ------------
	       Total Current and Accrued Assets                                         50,983,735        26,984,192
										       -----------      ------------

	   Deferred Debits

   181     Unamortized debt expense                                                              -                 -
   183     Preliminary survey and investigation charges                                    292,397        30,554,796
   184     Clearing accounts                                                               173,526          (121,539)
   186     Miscellaneous deferred debits (Schedule IX)                                   4,964,578        (1,230,710)
   188     Research, development, or demonstration expenditures (Schedule X)                     -                 -
   190     Accumulated deferred income taxes                                            33,918,943        27,546,639
										       -----------      ------------
	       Total Deferred Debits                                                    39,349,445        56,749,186
										       -----------      ------------

	       TOTAL ASSETS AND OTHER DEBITS                                           $93,197,170      $108,640,830
										       ===========      ============





			     4 of 27 pages

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		  Schedule I - Comparative Balance Sheet


Account        Account Liabilities and Proprietary Capital                     As of December 31
									    Current            Prior
	   Proprietary Capital
   201     Common stock issued (Schedule XI)                             $57,400,000       $57,400,000
   211     Miscellaneous paid-in-capital (Schedule XI)                   390,658,686       337,993,082
   216     Unappropriated retained earnings (Schedule XI)               (402,927,660)     (344,034,343)
									------------      ------------
	      Total Proprietary Capital                                   45,131,026        51,358,739
									------------      ------------

	   Long-Term Debt

   223     Advances from associate companies (Schedule XII)                        -                 -
   224     Other long-term debt (Schedule XII)                                     -                 -
   225     Unamortized premium on long-term debt                                   -                 -
   226     Unamortized discount on long-term debt-debit                            -                 -
   227     Capital Leases                                                          -
   228     Accumulated Misc. Operating Provision                           1,670,790        30,123,075
									------------      ------------
	      Total Long-Term Debt                                         1,670,790        30,123,075
									------------      ------------

	   Current and Accrued Liabilities

   231     Notes payable                                                           -
   232     Accounts payable                                                3,039,057           892,901
   233     Notes payable to associate companies (Schedule XIII)                    -                 -
   234     Account payable to associate companies (Schedule XIII)         20,348,094         8,322,992
   236     Taxes accrued                                                     365,727       (3,458,600)
   237     Interest accrued                                                        -                 -
   238     Dividends declared                                                      -
   241     Tax collections payable                                        (1,254,299)       (1,317,923)
   242     Miscellaneous current and accrued liabilities (Schedule XIII)   6,659,885        19,806,169
									------------      ------------
	      Total Current and Accrued Liabilities                       29,158,464        24,245,538
									------------      ------------

	   Deferred Credits

   253     Other deferred credits                                         17,236,890         2,913,477
   255     Accumulated deferred investment tax credits                             -
									------------      ------------
	       Total Deferred Credits                                     17,236,890         2,913,477
									------------      ------------

   282     Accumulated Deferred Income Taxes


	       TOTAL LIABILITIES AND PROPRIETARY CAPITAL                 $93,197,170      $108,640,830
									============      ============


			     5 of 27 pages


	       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 2002

			Schedule II - Service Company Property


					    Balance at                   Retirements                      Balance
					    Beginning                        or          Other (1)       at Close
		  Description                of Year       Additions        Sales         Changes         of Year

Service Company Property

Account
  301    Organization                            $126,136          -                 -       $126,136              -
  303    Miscellaneous Intangible Plant           174,208    386,423                 -                       560,631
  304    Land and Land Rights                           -          -                 -              -              -
  305    Structures and Improvements                    -          -                 -              -              -
  306    Leasehold Improvements                10,600,135          -                 -     10,600,135              -
  307    Equipment                                      -          -                 -              -              -
  308    Office Furniture and
	 Equipment                             22,965,462  4,705,006         1,824,339     22,813,243      3,032,886
  309    Automobiles, Other Vehicles
	 and Related Garage Equipment                  -           -                 -              -              -
  310    Aircraft and Airport Equipment                -           -                 -              -              -
  311    Other Service Company
	 Property (3)                                   -          -                 -              -              -
					      ----------------------------------------------------------------------
			      SUB-TOTAL        33,865,940   5,091,429        1,824,339     33,539,514      3,593,517
					      ----------------------------------------------------------------------
  107    Construction Work in Progress             18,619    (527,234)                                      (508,615)
					      ----------------------------------------------------------------------
				  TOTAL       $33,884,559  $5,091,429       $1,824,339    $33,539,514     $3,084,902
					      ======================================================================

(1) Provide an explanation of those changes considered material:
      $126,136 was reclassified as Office Furniture & Equipment
       from Organization.
      $10,600,135 in Leasehold Improvements was written down as
       a loss on abandonment.
      $22,813,243 in Office Furniture & Equipment was written down as a loss on abandonment.

(2) Subaccounts are required for each class of equipment owned.
    The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

							  Balance at
		 Subaccount Description       Additions  Close of Year
Office Furniture and Equipment
	 Furniture                            $1,011,905    $1,011,905
	 Computer Equipment                    3,686,812     2,014,691
	 Telephone                                 6,290         6,290
					      ----------    ----------
				    TOTAL     $4,705,006    $3,032,886
					      ==========    ==========

(3) Describe other service company property:



			     6 of 27 pages



	    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		     For the Year Ended December 31, 2002

	  Schedule III - Accumulated Provision for Depreciation and
		  Amortization of Service Company Property


					 Balance at  Additions                          Other         Balance
					 Beginning   Charged to                      Changes Add     at Close
		  Description             of Year   Account 403      Retirements     (Deduct) (1)     of Year

Account
  301    Organization                      $126,136          -                    -      $126,136              -
  303    Miscellaneous Intangible Plant           -      15,457                   -             -         15,457
  304    Land and Land Rights                     -          -                    -             -              -
  305    Structures and Improvements              -          -                    -             -              -
  306    Leasehold Improvements           3,867,519          -                    -     3,867,519              -
  307    Equipment                                -          -                    -             -              -
  308    Office Furniture and Fixtures    5,879,960                       1,097,811     3,680,186      1,101,963
  309    Automobiles, Other Vehicles                                                                           -
	 and Related Garage Equipment             -          -                    -             -              -
  310    Aircraft and Airport Equipment           -          -                    -             -              -
  311    Other Service Company                                                                                 -
	 Property                                 -          -                    -             -              -
					 -----------------------------------------------------------------------
				  TOTAL  $9,873,615      $15,457         $1,097,811    $7,673,841     $1,117,420
					 =======================================================================



(1) Provide an explanation of those changes considered material:
      $126,136 was reclassified as Office Furniture & Fixtures from
       Organization.
      $3,867,519 in Leasehold Improvements was written down as loss on abandonment.
      $3,680,519 in Office Furniture & Fixtures was written down as loss on abandonment.





				  7 of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 2002

		      Schedule IV - Investments


Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

								   Balance at         Balance at
				    Description                 Beginning of Year    Close of Year
Account 123 - Investment in Associate Companies                             -                  -
Account 124 - Investments (Options on land purc)hase
   Investment in ECD Investments, 10 Class C Shares                  $896,508           $896,508
Account 128 - Special Funds
Account 134 - Special Funds                                           197,161            157,013
Account 136 - Temporary Cash Investments
     Money market                                                   8,386,647          2,649,255
Account 145 - Notes Receivable - Associated Cos.
     Intercompany loan to Entergy Global Investments, Inc.                  -         28,832,000



		Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has accommodation or convenience payments for associate companies, a separte listing of total payments for each.



							      Balance at         Balance at
				  Description             Beginning of Year    Close of Year
Account 146 - Accounts Receivable from Associate Companies

See page 8-A                                                   15,468,318        16,856,031
							      -----------       -----------
						 TOTAL        $15,468,318       $16,856,031
							      ===========       ===========


							      Total
Analysis of Convenience or Accommodation Payments:           Payments

See page 8-C                                                7,319,530
							   ----------
					TOTAL PAYMENTS     $7,319,530
							   ==========




				  8 of 27 pages

	       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
		      For the Year Ended December 31, 2002
	     Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for assocate companies, a separate listing of total payments for each associate company by sub account should be provided.



								Balance at          Balance at
				  Description               Beginning of Year    Close of Year
Account 146 - Accounts Receivable from Associate Companies
Entergy Power Development Corp.                                   $704,797          $433,208
Entergy International, Ltd, LLC                                  1,461,364           224,697
Entergy Power, Inc.                                                151,102            12,917
Entergy Power Edegel                                                45,346
Entergy Pakistan, Ltd.                                              37,886
Entergy Operations Services, Inc.                                   99,710           360,015
Entergy Power Operations Corp.                                      42,639           (32,384)
Entergy Power Edesur Holding                                      (569,584)
Entergy Technologies Holding Co.                                    (2,522)           45,599
Entergy Services Inc.                                            3,754,656           246,203
Entergy Holdings, LLC                                              121,086            42,086
Entergy Business Solutions LLC                                     (28,515)           92,815
Entergy Thermal LLC                                                148,040           155,381
Entergy Power International Holdings Corp.                         512,130           835,508
Entergy Technologies Corp.                                         625,360           104,272
Entergy Enterprises Inc. (Divisions)                                16,829           403,464
Entergy Nuclear Inc.                                               325,787           707,670
Entergy Power Asia                                               1,515,701
EWO Holdings, LLC                                                  676,218            66,260
Entergy Trading & Marketing                                        233,581           660,463
Entergy Global Power Operations Corp.                                  181               181
Entergy Power Operations U.S., Inc.                                                1,437,441
Entergy Enterprises, Inc.-London Division                          507,460
Northern Iowa Wind, LLC                                                              616,154
Entergy Mississippi, Inc.                                                            126,694
Warren Power LLC                                                   220,643             7,869
Entergy Power Gas Operations Corp                                1,069,817           128,686
Entergy Global Investments, Inc.                                    12,959            73,056
Entergy Nuclear Generation Corp                                    516,567         1,663,389
Entergy Nuclear Indian Point 3, LLC                                602,276         1,672,968
Entergy Nuclear Fitzpatrick, LLC                                   550,234         1,638,457
TLG Services, Inc.                                                  24,971            82,524
Entergy Solutions Supply, Ltd.                                     419,496            20,146
							       -----------       -----------
 TOTAL (for this page)                                         $13,796,216       $11,825,739
							       ===========       ===========


				      8A of 27 pages


	  Schedule V - Accounts Receivable from Associate Companies

Instructions:
 Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for assocate companies, a separate listing of total payments for each associate company by sub account should be provided.

								 Balance at        Balance at
			   Description                        Beginning of Year  Close of Year
 Account 146 - Accounts Receivable from Associate Companies
 Entergy Solutions Management Services, LLC                          54,618          47,416
 Entergy Procurement Exchange Holding Company                         8,835          16,994
 Entergy Nuclear Operations, Inc.                                     2,417        (386,632)
 Entergy Power Chile S.A.                                            10,822
 Entergy Power RS Corp                                              718,945         471,273
 Entergy Power Gas Holding Corp                                      15,595          16,351
 Entergy Power Ventures LLP                                         958,281          85,408
 Entergy Power E and C Corp                                          14,095
 Entergy Power E and C Holding                                      735,625          35,234
 Entergy Power Crete Corp                                         1,579,785          21,085
 EWO Marketing Holding, LLC                                         276,565
 Entergy Power Tech Corp                                             14,095          14,095
 Entergy Nuclear Indian Point 2, LLC                                589,738       1,682,669
 Entergy Solutions Select, Ltd.                                     369,770         727,585
 Entergy Solutions Essentials, Ltd.                                     893           1,998
 Entergy Commerce, Inc.                                              15,944          10,598
 Entergy-Koch Trading LP                                                            409,577
 Entergy UK Enterprises Ltd., LLC                                    29,512          11,359
 Entergy MHK Retail, LLC                                             31,221
 Non-EPC ESI                                                     (3,754,655)
 Entergy Solutions, Ltd                                                             564,731
 Entergy Thermal UNO                                                                    121
 Entergy Nuclear Vermont Yankee, LLC                                              1,105,188
 Entergy Asset Management, Inc.                                                     195,242
 TOTAL (for this page)                                            1,672,102       5,030,293
								-----------     -----------
 TOTAL (both pages)                                             $15,468,318     $16,856,031
								===========     ===========


				 8B of 27 pages

	       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 2002

	     Schedule V - Accounts Receivable from Associate Companies

Instructions:
 Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodations or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.

 Analysis of Convenience or Accommodation Payments:          Payments
 Entergy Nuclear, Inc.                                        $46,461
 Entergy Business Solutions LLC                                   222
 Entergy Thermal LLC                                          282,611
 Entergy Global Investments Inc.                                  172
 Entergy Nuclear Generation Corp                            1,191,047
 Entergy Holdings, LLC                                        (21,475)
 Entergy Nuclear Indian Point 3, LLC                        1,279,178
 TLG Services                                                  43,663
 Entergy Enterprises - U.K.                                   358,233
 Entergy MHK Retail, LLC                                          506
 Entergy Solutions, Ltd.                                      228,534
 Entergy Nuclear Indian Point 2, LLC                        1,202,065
 Entergy Solutions Select Ltd.                                311,861
 Entergy Operations Services, Inc.                            408,292
 Entergy Power Inc.                                             9,725
 Entergy Nuclear Fitzpatrick, LLC                           1,331,855
 Entergy Nuclear Vermont Yankee, LLC                          646,581
							   ----------
				       TOTAL PAYMENTS      $7,319,530
							   ==========





			   8C of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		  For the Year Ended December 31, 2002

	     Schedule VI - Fuel Stock Expenses Undistributed


 Instructions:
 Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

		     Description                   Labor   Expenses    Total

Account 152 - Fuel Stock Expenses Undistributed     NONE    NONE       NONE





						    ----    ----       ----
					 TOTAL       $0       $0         $0
						    ====    ====       ====
 Summary:



	    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		     For the Year Ended December 31, 2002

		 Schedule VII - Stores Expense Undistributed


 Instructions:
 Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

	       Description                   Labor    Expenses     Total

 Account 163 - Stores Expense Undistributed $10,258    $8,840     $19,098
					    -------    ------     -------
				   TOTAL    $10,258    $8,840     $19,098
					    =======    ======     =======




				   9 of 27 pages

	    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		     For the Year Ended December 31, 2002

	   Schedule VIII - Miscellaneous Current and Accrued Assets


 Instructions:
 Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

					 Balance at         Balance at
	     Description              Beginning of Year   Close of Year
 Account 174 - Miscellaneous Current
    and Accrued Assets                     NONE                NONE


		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		       For the Year Ended December 31, 2002

		     Schedule IX - Miscellaneous Deferred Debits

Instructions:
 Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

						Balance at       Balance at
		Description                  Beginning of Year  Close of Year
 Account 186 - Miscellaneous Deferred Debits

 Employee Benefits and Taxes                     ($228,126)      $5,181,131
 Deferred Project Costs                           (354,108)        (216,553)
 SAIC AP Clearing                                 (648,476)               -
					       -----------       ----------
			     TOTAL             ($1,230,710)      $4,964,578
					       ===========       ==========



	     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 2002

	Schedule X - Research, Development or Demonstration Expenditures


 Instructions.
   Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

			  Description                     Amount

 Account 188 - Research, Development, or Demonstration     NONE
 Expenditures
				      TOTAL




				  10 of 27 pages


	     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		      For the Year Ended December 31, 2002

			Schedule XI - Proprietary Capital

				      Number of Shares    Par or Stated     Outstanding Close of Period
Account Number        Class of Stock     Authorized      Value Per Share    No. of Shares  Total Amount
201              Common Stock Issued       100,000            NONE             57,400       57,400,000



Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

					       Description                                        Amount
Account 211    Miscellaneous Paid-in Capital
		Beginning Balance                                                              $337,993,082
		Capital contributions from Entergy Corp. to invest in other businesses and to    52,665,604
		  fund domestic and international power development
		Ending Balance                                                                  390,658,686
											       ------------
Account 215    Appropriated Retained Earnings                                                       NONE
											       ------------
									       TOTAL           $390,658,686
											       ============

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

							Balance at         Net Income        Dividends           Balance at
			    Description              Beginning of Year     -or (loss)           Paid            Close of Year
Account 216  -  Unappropriated Retained Earnings          (344,034,343)     (58,893,317)                        (402,927,660)
							 -------------------------------------------------------------------
					      TOTAL      ($344,034,343)    ($58,893,317)                       ($402,927,660)
							 ===================================================================

				11 OF 27 PAGES


    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			For the Year Ended December 31, 2002

			      Schedule XII - Long-Term Debt


Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

			   Terms of Obligation                                   Balance at                              Balance at
			      Class & Series   Date of    Interest    Amount     Beginning                                 Close
  Name of Creditor            of Obligation   Maturity      Rate    Authorized    of Year    Additions    Deductions(1)   of Year
Account 223 - Advances from
Associate Companies:
	    NONE                   NONE           -          -          -            -           -              -           -


Account 224 - Other Long-Term
Debt:                                             -          -          -            -           -              -           -
	    NONE                   NONE

										   -------------------------------------------

								      TOTAL          $0          $0             $0          $0
										   ===========================================
				12 OF 27 PAGES


	       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 2002

		  Schedule XIII - Current and Accrued Liabilities


Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities.
Items less than $10,000 may be grouped, showing the number of items in each group.

									Balance at          Balance at
			    Description                             Beginning of Year     Close of Year
Account 233 - Notes Payable to Associate Companies                              -                    -
								      -----------          -----------

						      TOTAL                    $0                   $0
								      ===========          ===========
Account 234 - Accounts Payable to Associate Companies
Entergy Services, Inc.                                                  6,808,392          $18,674,830
Entergy Power Development Corp.                                                 -              219,250
EN Services LP                                                                  -              257,870
Entergy Enterprises Inc. (Divisions)                                            -              620,046
Entergy Louisiana                                                         (42,747)                 286
Entergy Gulf States                                                       143,767              286,065
Entergy Mississippi                                                        22,188              182,607
Entergy Operations                                                         30,140               (1,020)
Entergy Arkansas                                                           12,699                8,512
Entergy Thermal, LLC                                                        3,835                    -
Entergy International Ltd., LLC                                           569,584                    -
Entergy Pakistan, Ltd. EPL                                                163,808
EP Asia, Ltd.                                                             142,977
Entergy do Brazil                                                          62,828
Entergy S.A. DCS                                                           40,679
Warren Power LLC                                                          153,230
Entergy Power Gas Operations Corp.                                         15,275
Entergy Power Ventures, LLP                                                98,076
Entergy Power E&C Holdings                                                 98,262
Entergy Operations Services, Inc.                                               -               99,646
								      -----------          -----------

						      TOTAL             8,322,992          $20,348,094
								      ===========          ===========

Account 242 - Miscellaneous Current and Accrued Liabilities
Benefit Plans                                                         $13,748,845           $4,786,737
Accrued Liabilities-Rent                                                  859,029                    -
Accrued Liabilites-Payroll                                              5,146,868            2,074,927
Accrued Liabilities - Litigation                                           51,427             (201,779)
								      -----------          -----------
						      TOTAL           $19,806,169           $6,659,885
								      ===========          ===========


		  Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 13-A through 13-E

				13A of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	      For the Year Ended December 31, 2002

	  Schedule XIV - Notes to Financial Statements



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. Organization

     Entergy Enterprises, Inc. (Enterprises or the Company), formerly Electec, Inc., is a diversified subsidiary of Entergy Corporation (Entergy) chartered in December 1983 to market the Entergy System's (the System) capabilities, expertise, and resources, and to engage in preliminary development activity relating to investments in qualifying facilities under the Public Utility Regulatory Policies Act.

     Enterprises' principal activities during 2002 included: (1) engaging in preliminary development activities with respect to various investment opportunities for the Entergy System,
     (2) marketing to non-associates the System's expertise and capabilities in energy-related areas, (3) marketing to non-associates intellectual property developed by System companies, (4) providing various consulting, management, administrative and support services to certain associate companies, and (5) providing indirectly through one or more non-utility subsidiary companies of Entergy various operations and maintenance services to non-associate or certain associate companies.

     Enterprises was first authorized to conduct business as a subsidiary company for the System by order of the SEC dated
     January 11, 1983.

     All transactions between Enterprises and other System companies generally are on a full cost reimbursement basis, except that, pursuant to SEC orders and/or regulations, (1) Enterprises must reimburse Entergy Services, Inc. and certain other System companies for services at cost plus 5% and (2) Enterprises may charge market-based rates for services provided to non-utility associate companies under certain circumstances.

  B. System of Accounts

     The accompanying financial statements include the accounts of Enterprises, which are maintained in accordance with the system of accounts prescribed by the SEC.

  C. Cash and Cash Equivalents

     Enterprises   considers   all  highly   liquid   instruments
     purchased with an original maturity of three months or less to be cash equivalents.

  D. Depreciation and Amortization

     Depreciation is computed on the declining balance method for Enterprises over the estimated useful lives of the furniture, computers and office equipment. Leasehold costs and improvements are amortized over their estimated useful lives (five years).

  E. Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  F. Income Taxes

     The company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities and loss carryforwards. Deferred tax balances are based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

     The Company joins its parent and the other Entergy subsidiaries in filing a consolidated Federal income tax return. Income taxes (or benefits) are allocated to the Company in proportion to its contribution to consolidated taxable income.

2.   TRANSACTIONS WITH AFFILIATES

     Entergy Services, Inc. provides technical and consulting services and other assistance to Enterprises at cost plus 5%
     which  amounted to $73,150,724         and  $47,444,653  for
     the years 2002 and 2001, respectively. Transactions with other affiliate companies are included in attached schedule "Analysis of Billing - Associate Companies".

3.   INCOME TAXES

     The tax sharing agreement with Entergy provides that the Company will receive tax benefits for its taxable loss utilized by other members of the consolidated group. Accordingly, the Company receives the tax benefit of the cumulative losses in jurisdictions in which the Company files combined or consolidated returns (U.S. Federal, Arkansas, and Mississippi for 2002).

     Deferred income taxes are provided in recognition of temporary differences between the financial reporting and income tax basis of assets and liabilities and loss carryforwards. Deferred income tax assets (liabilities) are comprised of the following at December 31, 2002 and 2001.

Deferred Tax Assets/(Liabilities)                      2002          2001
  Equipment and fixed assets                    $    756,078  $    796,166
  Deferred charges and other                       7,915,110     6,867,877
  Unrealized loss on marketable securities         2,827,178     2,827,178
  Other intangible assets                         20,035,723    14,670,565
  Business development assignment                  1,545,887     1,545,887
  Reserve for relocation                             838,967       838,967
  State net operating loss carryforwards             277,702       476,089
						 -----------   -----------
Gross deferred tax asset/(liabilities)            34,196,645    28,022,729
  State deferred tax valuation allowance            (277,702)     (476,089)
						 -----------   -----------
Net Deferred Tax Assets/(Liabilities)            $33,918,943   $27,546,640
						 ===========   ===========

     The ultimate realization of these deferred tax assets is dependent upon future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The valuation allowance is based upon management's conclusions that sufficient positive evidence, as defined by FAS 109, regarding the realization of certain tax carryforward items does not exist. Such items generally relate to state loss carryforwards in states in which Entergy or its subsidiaries do not file a combined or consolidated return.

     The provision for intercompany (benefit) expense in lieu  of federal  income taxes for the year ended December  31,  2002 and 2001 consisted of the following:

						    2002             2001

Current:
  Federal                                   $  (26,269,452)   $  (19,662,913)
  State                                            (68,393)          (80,027)
					    --------------    --------------
  Total Current Income Tax Expense (Benefit)   (26,337,845)      (19,742,940)

Deferred:
  Federal                                       (5,114,200)      (12,124,245)
  State                                                678            (4,596)
					    --------------    --------------
    Total Deferred Income Tax Expense           (5,113,522)      (12,128,841)
					    --------------    --------------

Recorded Income Tax Expense (Benefit)       $  (31,451,367)   $  (31,871,781)
					    ==============    ==============


     The  Company's  total income taxes differ from  the  amounts computed  by applying the statutory Federal income tax  rate
     to   income  before  taxes.   The  primary  reason  for  the
     difference is the effect of state income taxes.

     At December 31, 2002, the Company had net operating loss carryforwards available for state income tax reporting purposes of approximately $5.3 million. These net operating loss carryforwards expire during various periods through 2016 depending on the taxing jurisdiction.

4.   OTHER INVESTMENTS

     In 2001, Entergy Enterprises, Inc. acquired 10 Class C shares from ECD Investments, LLC (A business development and finance organization serving poverty-stricken areas in western Mississippi, eastern Arkansas, and northeastern Louisiana). As of December 31, 2002, the amount of investment was $896,508.

5.   COMMON STOCK

     At  December  31,  2002, Enterprises is authorized,  by  its
     Charter, to issue 100,000 shares of its common stock.

     It is anticipated that Enterprises' cash flow generated by ongoing operations may not be sufficient to fund all of Enterprises' obligations. Further investment by Entergy in Enterprises may take the form of additional purchases of common stock, capital contributions, loans, and/or open account advances (without interest).

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		    For the Year Ended December 31, 2002

		Schedule XV Comparitive Statement of Income


Account                  Description                          Current Year       Prior Year
	Income
    457 Services rendered to associate companies              $78,154,412       $56,789,411
    458 Services rendered to nonassociate companies                59,220            52,776
    418 Subsidiary Income                                               -                 -
    419 Interest Income                                           182,448           679,545
    421 Miscellaneous income or loss                              549,611                 -
							      -----------       -----------
	Total Income                                           78,945,691        57,521,732
							      -----------       -----------

	Expense
    920 Salaries and wages                                     30,837,682        57,034,072
    921 Office supplies and expenses                            9,136,942        14,759,412
    922 Administrative expense transferred - credit            (7,651,355)      (32,408,017)
    923 Outside services employed                              85,620,573        76,440,394
    924 Property insurance                                            (30)              220
    925 Injuries and damages                                       (1,801)            3,358
    926 Employee pensions and benefits                             43,508            27,565
    928 Regulatory commission expense                                  (1)            1,249
  930.1 General advertising expenses                                    -             1,141
  930.2 Miscellaneous general expenses                         41,258,070        (3,344,540)
    931 Rents                                                   5,614,071         3,153,144
    932 Maintenance of structures and equipment                     9,255            13,445
    940 Active Development                                              -                 -
    403 Depreciation and amortization expense                   4,122,055         4,717,328
    408 Taxes other than income taxes                             275,544            54,401
    409 Income taxes                                          (26,337,846)      (19,742,940)
    410 Provision for deferred income taxes                    (5,113,522)      (12,128,840)
    416 Cost & Expense of Merchandising                                 -                 -
    421 Misc Nonoperating Income/Loss                                   -        27,548,231
  426.1 Donations                                                  14,305            21,414
  426.5 Other deductions                                           11,530            63,981
    431 Other interest expense                                         28            13,525
							      -----------       -----------
	Total Expense                                         137,839,008       116,228,545
							      -----------       -----------


	Net Income or (Loss)                                 ($58,893,317)     ($58,706,813)
							     ============      ============


			       14 of 27 pages

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		    For the Year Ended December 31, 2002

			     Analysis of Billing

		      Associate Companies - Account 457


						  Direct     Indirect   Compensation     Total
						  Costs        Costs       For Use      Amount
	   Name of Associate Company             Charged      Charged    of Capital     Billed
						  457-1        457-2        457-3
Entergy Power Asia LTD                               $2,070                                $2,070
Entergy Power International Holdings Ltd.         3,190,571                             3,190,571
Entergy Asset Management                            249,570      17,760                   267,330
Entergy Power Chile, Inc.                             5,272                                 5,272
Entergy Power Edegel Inc.                            32,073                                32,073
Entergy Power E&C Corp.                             319,196      72,771                   391,967
Northern Iowa Windpower LLC                         326,898     100,727                   427,625
Entergy Power, Inc.                                 426,750     159,995                   586,744
Entergy Power Gas Operations Corporation              1,838                                 1,838
Entergy Power Gas Holdings Corporation                1,283                                 1,283
Entergy Power Development Corp.                   2,069,076     296,498                 2,365,574
Entergy Power Operations Corp.                      245,485      62,216                   307,701
Entergy Power Operations U.S., Inc.               1,265,842     156,528                 1,422,370
Warren Power LLC                                    295,956      60,805                   356,761
Entergy Holding, LLC                                271,746                               271,746
Entergy Thermal LLC                                 720,849      (2,768)                  718,082
Entergy Technologies Holding Company                201,236                               201,236
Entergy Power Marketing Corp.                     1,617,452     262,119                 1,879,571
EEI Divisions                                     7,702,565     206,736                 7,909,301
Entergy Koch Trading                                508,863                               508,863
Entergy Nuclear Generation Corp.                  7,178,181                             7,178,181
Entergy Nuclear, Inc.                             6,631,740                             6,631,740
Entergy Nuclear Indian Point 3 LLC                7,324,526                             7,324,526
Entergy International Holdings Ltd.                  51,818                                51,818
Entergy Power RS Cogen                            1,015,448     232,347                 1,247,795
Entergy Technology Corp.                          1,156,272      31,764                 1,188,036
Entergy Business Solutions, LLC                     545,539                               545,539
Entergy Global Investments, Inc.                    132,117                               132,117
Entergy MHK Retail                                   60,265                                60,265
Entergy Nuclear Operations Inc.                     122,267                               122,267
Entergy Operations Services, Inc                    870,851                               870,851
Entergy Procurement Exchange Holdings Company        85,465                                85,465
Entergy Solutions Management Services               483,947                               483,947
Entergy Solutions, Ltd.                           3,119,121          53                 3,119,174
Entergy Solutions Select, Ltd.                    5,493,182       9,751                 5,502,933
Entergy Solutions Supply, Ltd.                        4,464                                 4,464
Entergy Solutions Essentials, Ltd.                   30,382                                30,382
Entergy Retail Texas, Inc.                               (1)                                   (1)
Entergy UK Enterprises                               93,296                                93,296
Entergy Nuclear Fitzpatrick LLC                   6,531,141                             6,531,141
TLG Services                                        336,844                               336,844
Entergy Technology Holding Company                  228,869                               228,869
Entergy Nuclear Indian Point 2 LLC                7,454,185                             7,454,185
Entergy Commerce, Inc.                               55,931                                55,931
Entergy Nuclear Vermont Yankee LLC                1,838,567                             1,838,567
EWO Marketing LLP                                   712,783     545,117                 1,257,900
Entergy International, Ltd.                       2,720,995                             2,720,995
EN Services LP                                    1,994,241     214,845                 2,209,086
Entergy Thermal UNO                                     121                                   121

						-------------------------------------------------
					 TOTAL  $75,727,147  $2,427,265         -     $78,154,412
						=================================================



			     15 OF 27 PAGES


	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		    For the Year Ended December 31, 2002

			     Analysis of Billing

		      Nonassociate Companies - Account 458

				 Direct       Indirect   Compensation                  Excess         Total
				  Cost          Cost       For Use        Total          Or           Amount
Name of Nonassociate Company    Charged       Charged     of Capital      Cost       Deficiency       Billed
				 458-1         458-2        458-3                      458-4
Louisiana Hydroelectric LP                                                              59,220          59,220
										       -----------------------
		       TOTAL                                                           $59,220         $59,220
										       =======================

				16 OF 27 PAGES


		  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			 For the Year Ended December 31, 2002

	      Schedule XVI - Analysis of Charges for Service - Associate and
				Nonassociate Companies

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

			     Associate Company Charges          Nonassociate Company Charges   Total Charges for Service
			      Direct     Indirect                Direct  Indirect             Direct     Indirect
Acct   Description of Items    Cost        Cost       Total       Cost     Cost     Total      Cost         Cost        Total
920    Salaries and Wages  $ 7,080,500 $ 2,464,779  $9,545,279    $   -   $   -    $   -   $ 7,080,500  $ 2,464,779   $9,545,279
921    Office Supplies and
	Expenses             4,992,589   1,737,960   6,730,549        -       -        -     4,992,589    1,737,960    6,730,549
922    Administrative Exp
	Transferred -       (2,904,191) (1,010,972) (3,915,163)       -       -        -   (2,904,191)  (1,010,972)  (3,915,163)
	Credit
923    Outside Services
	Employed             6,964,266   2,424,317   9,388,583        -       -        -     6,964,266    2,424,317    9,388,583
924    Property Insurance            -           -           -        -       -        -             -            -            -
925    Injuries and Damages          -           -           -        -       -        -             -            -            -
926    Employee Pensions
	and Benefits           153,281      53,358     206,639        -       -        -       153,281       53,358      206,639
928    Regulatory commission
	expense                      -           -           -        -       -        -             -            -            -
930.1  General Advertising
	Expenses                     -           -           -        -       -        -             -            -            -
930.2  Miscellaneous General
	Expenses            39,843,213  13,869,743  53,712,956        -       -        -    39,843,213   13,869,743   53,712,956
931    Rents                 1,711,578     595,814   2,307,392        -       -        -     1,711,578      595,814    2,307,392
932    Maintenance of
	Structures and Equip.    5,992       2,086       8,078        -       -        -         5,992        2,086        8,078
940    Active Development            -           -           -        -       -        -             -            -            -
403    Depreciation and
	Amortization            17,954       6,250      24,204        -       -        -        17,954        6,250       24,204
	Expense
408    Taxes Other Than
	Income Taxes           103,944      36,184     140,128        -       -        -       103,944       36,184      140,128
409    Income Taxes                  -           -           -        -       -        -             -            -
410    Provision for Deferred
	Income Taxes                 -           -           -        -       -        -             -            -
416    Cost & Exp of Merchandising   -           -           -        -       -        -             -            -            -
418    Earnings from Subsidiary      -           -           -        -       -        -             -            -            -
419    Interest Income               -           -           -        -       -        -             -            -            -
421    Other Income/Deductions       -           -           -        -       -        -             -            -            -
426.1  Donations                 1,200         418       1,618        -       -        -         1,200          418        1,618
426.5  Other Deductions          3,050       1,062       4,112        -       -        -         3,050        1,062        4,112
431    Other Interest Expense       28          10          38        -       -        -            28           10           38
			   -----------------------------------------------------------------------------------------------------

       TOTAL EXPENSES       57,973,404  20,181,008  78,154,412        -       -        -    57,973,404   20,181,008   78,154,412
			   -----------------------------------------------------------------------------------------------------

       Compensation for use of
	Equity Capital               -           -           -        -       -        -             -            -            -
			   -----------------------------------------------------------------------------------------------------
       430 Interest on Debt to       -           -           -        -       -        -             -            -            -
	Associate Companies
			   -----------------------------------------------------------------------------------------------------
       TOTAL COST OF
	 SERVICE           $57,973,404 $20,181,008 $78,154,412        -       -        -   $57,973,404  $20,181,008  $78,154,412
			   =====================================================================================================


				17 OF 27 PAGES

	     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		      For the Year Ended December 31, 2002

      Schedule XVII - Schedule of Expense Distribution by Department or
			     Service Function


Instruction:
  Indicate each department or service function. (See Instruction 01-3 General
  Structure of Accounting System: Uniform System of Accounts).

								 DEPARTMENT OR SERVICE FUNCTION
														       Construction,
															 Asset Mgmt
Acct.   Description  Total                                                              Entergy   Technical     Retail    & Plant
Number   of Items    Amount  Executive  Telecom  Development     Legal  Administration Power Mktg. Services    Business  Opertions
<S
920   Salaries and
       Wages    $30,837,682 $12,115,591 $568,525 $10,330,519  $5,742,986 ($9,563,242)($9,457,345) $5,131,328   $516,693 $15,452,627
921   Office Supplies and
       Expenses   9,136,942     677,141   44,661   1,858,131     444,039     132,804      33,338   1,032,238     93,632   4,820,958
922   Admin. Expense
       Transferred -
       Credit    (7,651,355)       (995)  (5,734) (1,944,610) (2,698,508)  1,019,202     (84,243) (1,122,254)   (38,238) (2,775,976)
923   Outside Services
       Employed  85,620,573   1,465,466    3,810     778,116   9,519,988  64,316,976   3,278,001   2,575,761    848,045   2,834,410
924   Property Insurance(30)          -        -           -           -         (30)          -           -          -           -
925   Injuries and
       Damages       (1,801)          -        -           -           -      (1,801)          -           -          -           -
926   Employee Pensions
       and Benefits  43,508      40,047   15,101         235      22,161    (180,984)          -       8,768     54,399      83,781
928   Regulatory
       Commission
       Expenses          (1)          -        -           -           -          (1)          -           -          -           -
930.1 General
       Advertising
       Expenses           -           -        -           -           -           -           -           -          -           -
930.2 Miscellaneous
       General
       Expenses  41,258,070         204   41,467      21,398      41,945   1,351,294  39,687,846          16          -     113,900
931   Rents       5,614,071      11,151      714     464,448      36,929   3,358,290           -      31,676          -   1,710,864
932   Maintenance of
       Structures and
       Equipment      9,255           -       14         311           -       2,952           -           -        110       5,868
940   Reserve
       for Active
       Development        -           -        -           -           -           -           -           -          -           -
403   Depreciation
       and Amortization
       Expense    4,122,055           -        -           -           -   4,036,007                  68,094          -      17,954
408   Taxes Other
       Than Income
       Taxes        275,544      18,946    6,927           -      24,224     119,387           -       9,043     23,998      73,019
409   Income
       Taxes    (26,337,846)          -        -           -           - (26,337,846)          -           -          -
410   Provision for
       Deferred
       Income
       Taxes     (5,113,522)          -        -           -           -  (5,113,522)                      -          -           -
416   Cost & Exp of
       Merchandising      -           -        -           -           -           -           -           -          -           -
421   Gain/Loss on
       Dispositions       -           -        -           -           -           -           -           -          -           -
426.1 Donations      14,305      10,400      100         230           -       1,001           -       1,474      1,100           -
426.5 Other
       Deductions    11,530         100       50       1,600           -       6,680           -         100          -       3,000
431   Other Interest
       Expense           28           -        -           -           -           -          28           -          -           -
	       --------------------------------------------------------------------------------------------------------------------
      TOTAL
      EXPENSES $137,839,008 $14,338,050 $675,635 $11,510,378 $13,133,765 $33,147,167 $33,457,625  $7,736,243 $1,499,739 $22,340,405
	       ====================================================================================================================


				18 OF 27 PAGES

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		      For the Year Ended December 31, 2002

		    Departmental Analysis of Salaries - Account 920


						    Departmental Salary Expense
	 Name of Department                               Included in Amounts Billed to          Number of
      Indicate each department           Total        Parent          Other            Non        Personnel
	or service function              Amount       Company       Associates      Associates   End of Year
Executive                               $12,115,591                 $12,115,591                        6
Development, Telecom, Power Mkting,
     Technical Svcs, Retail, & Other    $22,542,347                  22,542,347                       44
Legal                                     5,742,986                   5,742,986                        5
Administration                           (9,563,242)                 (9,563,242)                      19
					----------------------------------------------------------------
			       TOTAL    $30,837,682                 $30,837,682                       74
					================================================================




				19 OF 27 PAGES

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2002

		  Outside Services Employed - Account 923


Instructions:
  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

						Relationship
					      "A" - Associate
						 "NA" - Non
  From Whom Purchased       Address               Associate         Amount

See pages 20-A thru 20-E                                         $85,620,573
								 ===========




			       20 of 27 pages


	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For Year Ended December 31, 2002

	       Outside Services Employed - Account 923


										     Relationship
										    "A"- Associate
										     "NA" - Non
	    From Whom Purchased                     Address                           Associate       Amount
Accenture LLP                                P.O. Box 70629                              NA         ($920,470)
Accenture LLP                                Chicago, IL 60673-0629
Adams and Reese                              4500 One Shell Square                       NA            17,862
Adams and Reese                              New Orleans, LA  70139
AEP Pro Serv Inc                             GR Knorr                                    NA           100,000
AEP Pro Serv Inc                             1 Riverside Plaza
AEP Pro Serv Inc                             Columbus, OH 43215
Airborne Express                             P.O. Box 91001                              NA             1,243
Airborne Express                             Seattle, WA 98111
Akin, Gump, Strauss, Hauer                   1900 Penzoil Place                          NA           636,314
Akin, Gump, Strauss, Hauer                   So. Tower 711 Louisiana Street
Akin, Gump, Strauss, Hauer                   Houston, TX  77002
Amherst, LLC                                 P.O. Box 200220                             NA               771
Amherst, LLC                                 Dallas, TX 75320-0220
Andrews and Kurth, LLP                       P.O. Box 201785                             NA           272,701
Andrews and Kurth, LLP                       Houston, TX 77215-1785
Armstrong Allen PLLC                         80 Monroe Avenue, Suite 700                 NA             1,108
Armstrong Allen PLLC                         Memphis, TN 38103-2467
Arthur Andersen                              Accounts Department                         NA             4,888
Arthur Andersen                              1 Surrey Street
Arthur Andersen                              London, GT WC2R 2PS Great Britain
Baker & Botts, L.L.P.                        PO Box 201626                               NA            38,961
Baker & Botts, L.L.P.                        Houston, TX 77216-1626
Barrington Energy Partners, LLC              1765 RFD                                    NA           181,407
Barrington Energy Partners, LLC              Long Grove, IL  60047
Barton Willmore Planning Partnership         Elizabeth House, 1 High Street              NA            25,930
Barton Willmore Planning Partnership         Chesterton, CAMBS
					     CB41WB  Great Britain
Bloomberg Financial Markets                  P.O. Box 30244                              NA            39,383
Bloomberg Financial Markets                  Hartford, CT  06150-0244
Bracewell & Patterson, LLP                   South Tower Pennzoil Place                  NA           182,363
Bracewell & Patterson, LLP                   711 Louisiana, Suite 2900
Bracewell & Patterson, LLP                   Houston, TX  77002-2781
Brady Consulting Services, Inc,              Attn: Tom Brady                             NA             7,114
Brady Consulting Services, Inc,              2451 Nelson Square
Brady Consulting Services, Inc,              Westchester, IL  60154-5026
C A Ferguson and Company                     813 Greanleaf Avenue                        NA            49,165
C A Ferguson and Company                     Charlotte, NC  28202
Caledonian Bank & Trust Ltd                  PO Box 1043                                 NA            39,083
Caledonian Bank & Trust Ltd                  Grand Cayman, CYM
Cambridge Energy Research                    20 University Rd.                           NA            26,050
Cambridge Energy Research                    Cambridge, MA  02138
Capitol Consultants                          1405 Court Street                           NA            24,000
Capitol Consultants                          Adel, IA  50003
Capitol Services, Inc.                       P.O. Box 1831                               NA             7,937
Capitol Services, Inc.                       Client #21682
Capitol Services, Inc.                       Austin, TX  78767
Career Placement Temporaries                 4444 Richmond Avenue                        NA           157,571
Career Placement Temporaries                 Houston, TX  77027-6798
Certified Associates, Inc.                   P.O. Box 203115                             NA            88,420
Certified Associates, Inc.                   Houston, TX  77216-3115
Chadbourne & Parke                           30 Rockefeller Plaza                        NA            66,555
Chadbourne & Parke                           New York, NY 10113
Clayton Personnel                            P.O. Box 1841                               NA            18,854
Clayton Personnel                            Houston,  TX 77251-1841
Compaq Computer Corp.                        20555 State Hwy. 249                        NA            12,791
Compaq Computer Corp.                        Houston, TX  77070
Comsys                                       P.O. Box 60260                              NA           297,492
Comsys                                       Charlotte, NC  28260





			       20A of 27 pages

	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For Year Ended December 31, 2002

	       Outside Services Employed - Account 923


										      Relationship
										     "A"- Associate
										       "NA" - Non
	    From Whom Purchased                     Address                             Associate         Amount
Consulting Partners                           1606 West 28th St.                         NA               1,789
Consulting Partners                           Minneapolis, MN  55408
Conway Consulting                             5500 Normandy                              NA               1,595
Conway Consulting                             Colleyville, TX  76034
Crestone International, LLC                   PO Box 40251                               NA              20,400
Crestone International, LLC                   Atlanta, GA 30384-2521
CT Corporation System                         PO Box 4349                                NA              36,304
CT Corporation System                         Carol Stream, IL 60197
Cushman and Wakefield                         29296 Allen Parkway, Suite 2100            NA              21,432
Cushman and Wakefield                         Houston, TX  77019
Data Projections                              P.O. Box 4346, Department 102              NA                 211
Data Projections                              Houston, TX  77210-4346
D.E. Harvey Builders                          P.O. Box 42008                             NA              72,713
D.E. Harvey Builders                          Houston, TX  77242
Deloitte & Touche LLP                         333 Clay Street, Suite 2300                NA             806,861
Deloitte & Touche LLP                         Houston, TX  77002-4196
Dell Marketing Corp                           P.O. Box 890837                            NA                  24
Dell Marketing Corp                           Dallas, TX  75389-0837
Deutsche Bank                                 4 Albany St.                               NA             143,499
Deutsche Bank                                 New York, NY  10006
Dickinson, Mackaman, Tyer, and Hagen P C      1600 Hub Tower, 699 Walnut Street          NA             (28,317)
Dickinson, Mackaman, Tyer, and Hagen P C      Des Moines, IA  50309-3986
Digital Consulting and Software Services      P.O. Box 4346, Dept. 200                   NA             162,675
Digital Consulting and Software Services      Houston, TX  77210-4346
Donovan & Watkins                             P.O. Box 200917                            NA               6,234
Donovan & Watkins                             Dallas, TX  75320-0917
Douglas B. Whiting, Attorney at Law           82 East Fairbranch Circle                  NA              36,231
Douglas B. Whiting, Attorney at Law           The Woodlands, TX  77382
Drake Beam Morin, Inc.                        100 Park Ave.                              NA             152,800
Drake Beam Morin, Inc.                        New York, NY  10017
EDM Office Services, Inc.                     P.O. Box 1029                              NA               1,253
EDM Office Services, Inc.                     Magnolia, TX  77355
Energie Rinnovabili Italia Srl                14153 Genova                               NA             195,818
Energie Rinnovabili Italia Srl                Genova, ITA   16153
Energoproekt PLC                              51, J. Bourchier Blvd.                     NA              43,186
Energoproekt PLC                              Sofia, Bulgaria
Energy Institute                              20 Fr. Joliot Curie Blvd.                  NA              26,900
Energy Institute                              Sofia, Bulgaria
Enform Technology, LLC                        Three Greenway Plaza, Suite 810            NA              27,250
Enform Technology, LLC                        Houston, TX  77046
Entergy Arkansas, Inc.                        PO Box 61000                               A               21,891
Entergy Arkansas, Inc.                        New Orleans, LA  70161-1000
Entergy Gulf States, Inc.                     PO Box 61000                               A              137,224
Entergy Gulf States, Inc.                     New Orleans, LA  70161-1000
Entergy Mississippi, Inc.                     PO Box 61000                               A              258,145
Entergy Mississippi, Inc.                     New Orleans, LA  70161-1000
Entergy Louisiana, Inc.                       PO Box 61000                               A               22,013
Entergy Louisiana, Inc.                       New Orleans, LA  70161-1000
Entergy Operations, Inc.                      PO Box 61000                               A              110,674
Entergy Operations, Inc.                      New Orleans, LA  70161-1000
Entergy Koch, LP                              20 East Greenway Plaza                     A               90,116
Entergy Koch, LP                              Houston, TX  77046
Entergy Operations Services, Inc.             PO Box 61000                               A               17,292
Entergy Operations Services, Inc.             New Orleans, LA 70161
Entergy Power E & C Corporation               639 Isbell Road, Suite 390                 A               75,422





			     20B of 27 pages

	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		 For Year Ended December 31, 2002

	     Outside Services Employed - Account 923


										      Relationship
										     "A"- Associate
										       "NA" - Non
	    From Whom Purchased                     Address                             Associate      Amount
Entergy Power E & C Corporation               Reno, NV  89509
Entergy Services, Inc.                        PO Box 61000                                 A          69,706,750
Entergy Services, Inc.                        New Orleans, LA 70161
Entergy Shaw                                  8545 United Plaza Blvd                       A             391,119
Entergy Shaw                                  Baton Rouge, LA 70809
Entergy Thermal LLC                           PO Box 61000                                 A              37,469
Entergy Thermal LLC                           New Orleans, LA 70161
Estudio Juridico Otero                        Huerfanos 835, Piso 10                       NA              1,650
Estudio Juridico Otero                        Santiago, Chile
Fairway Delivery Inc                          P.O. Box 9677                                NA                942
Fairway Delivery Inc                          Woodlands, TX  77387-9677
Federal Express                               P.O. Box 1140                                NA             47,643
Federal Express                               Memphis, TN  38101-1140
Fichtner                                      P.O. Box 101454                              NA             33,921
Fichtner                                      Germany,
Fisk Electric Company                         P.O. Box 4417                                NA            142,627
Fisk Electric Company                         Houston, TX  77210
Francis E Denis                               928 Nuuanu Avenue, Suite 7                   NA             62,120
Francis E Denis                               Honolulu, HI  96817
Fred Trepanier                                1718 Russ Road                               NA              1,100
Fred Trepanier                                Jackson, OH  45640
Freshfields Bruckhaus Deringer                Fortuny 6                                    NA            423,066
Freshfields Bruckhaus Deringer                28010 Madrid
Freshfields Bruckhaus Deringer                Madrid ESP
Frontier 7 Plc                                9 Fridtjof Nanson Blvd.                      NA             22,064
Frontier 7 Plc                                Sofia 1000
Frontier 7 Plc                                Bulgaria
G J Berding Surveying Inc                     602 Lila Avenue                              NA                250
G J Berding Surveying Inc                     Milford, OH  45150-1992
GE Capital                                    P.O. Box 676004                              NA                188
GE Capital                                    Dallas, TX  75267-6004
General Electric Company                      1 River Road, Floor 2                        NA              1,470
General Electric Company                      Schenectady, NY  12345
Gibson Dunn & Crutcher                        333 South Grand Avenue                       NA            513,242
Gibson Dunn & Crutcher                        Los Angeles, CA  90071-3197
Goodwin Procter LLP                           53 State St., Exchange Place                 NA            180,365
Goodwin Procter LLP                           Boston, MA  02109-2881
GZA Environmental of New York                 2 Penn Plaza, Ste. 1860                      NA             50,800
GZA Environmental of New York                 New York, NY  10121
Haynes and Boone, LLP                         P.O. Box 841399                              NA            124,500
Haynes and Boone, LLP                         Dallas, TX  75284-1399
Holiday Inn Select                            2712 Southwest Freeway                       NA              1,346
Holiday Inn Select                            Houston, TX  77098
Hot Shot Messenger Service, Inc               P.O. Box 701189                              NA              1,056
Hot Shot Messenger Service, Inc               Houston, TX  77270-1189
IT Solutions                                  7457 Harwin # 120                            NA             71,891
IT Solutions                                  Houston, TX 77036-2022
IBM Corporation                               Department 4725                              NA              7,863
IBM Corporation                               SCF Pasadena, CA  91051-4725



			  20C of 27 pages


       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		 For Year Ended December 31, 2002

	     Outside Services Employed - Account 923


										     Relationship
										    "A"- Associate
										      "NA" - Non
	    From Whom Purchased                     Address                            Associate        Amount
INYPSA                                       General Diaz Porlier 49                      NA            51,841
INYPSA                                       28001 Madrid  Spain
Iron Mountain                                P.O. Box 65017                               NA             3,600
Iron Mountain                                Charlotte, NC  28265-0017
iSphere Innovation Partners, LLC             12412 Sagittarius E.                         NA           164,273
iSphere Innovation Partners, LLC             Willis, TX  77318
IS&T Staffing Group, Inc.                    1770 Saint James Place Suite 330             NA           278,502
IS&T Staffing Group, Inc.                    Houston, TX 77056
J C Denman, Jr.                              P.O. Box 340248                              NA            28,754
J C Denman, Jr.                              Austin, TX  78734
Janie Tucker                                 7309 Kingwood Road                           NA             8,324
Janie Tucker                                 Little Rock, AR 72207
John Normand                                 20 Greenway Plaza                            NA             1,771
John Normand                                 Houston, TX  77046
John T. Boyd Company                         Four Gateway Center                          NA             4,852
John T. Boyd Company                         444 Liberty Ave., Stuite 1900
John T. Boyd Company                         Pittsburg, PA  15222-1212
Jolecia Marigny                              1509 North Vintage Lane                      NA             1,804
Jolecia Marigny                              Lake Charles, LA  70605
Jones, Day, Reavis & Pogue                   Bucklersubury House                          N/A          120,325
Jones, Day, Reavis & Pogue                   3 Queen Victoria Street
Jones, Day, Reavis & Pogue                   London, GT LON  EC4N 8NA
Jonny Arnold                                 86 North Bennett                             NA             2,100
Jonny Arnold                                 Jackson, OH  45640
Kattner/FVB                                  150 South Fifth Street; Suite 340            NA           251,177
Kattner/FVB                                  Minneapolis, MN  55402
Kissinger McLarty Associates                 8028 Cantrell Road, Suite 201                NA            85,000
Kissinger McLarty Associates                 Little Rock, AR  72227
La Fabrica De Comunicacion S.A.              Angel Cavero 22-B                            NA             3,143
La Fabrica De Comunicacion S.A.              28043 Madrid
Leboeuf, Lamb, Greene, Macrae                1000 Kearns Building                         NA           169,071
Leboeuf, Lamb, Greene, Macrae                136 South Main Street
Leboeuf, Lamb, Greene, Macrae                Salt Lake City, UT 84101
Legal House Arshinkova and Koleva Ood        50 Liuben Karavelov Str; Sofia 1000          NA             7,600
Legal House Arshinkova and Koleva Ood        Sofia, BGR
Lewis Graphics                               11911 Amblewood Drive                        NA            45,012
Lewis Graphics                               Stafford, TX 77477
Littler Mendelson P C                        P.O. Box 45547                               NA            35,534
Littler Mendelson P C                        San Francisco, CA  94145-0547
Linklaters & Alliance                        One Silk Street                              NA           776,698
Linklaters & Alliance                        London, GT LON  EC2Y 8HQ
Locke, Liddell, and Sapp LLP                 PO Box 201072                                NA            61,183
Locke, Liddell, and Sapp LLP                 Houston, TX  77216-1072
Locke, Liddell, and Sapp LLP                 2200 Ross Avenue, Suite 2200                 NA
Locke, Liddell, and Sapp LLP                 P.O. Box 911541
Locke, Liddell, and Sapp LLP                 Dallas, TX  75201-6776
Lord Neill of Bladen QC                      6 New Savore                                 NA            23,213
Lord Neill of Bladen QC                      England, GBR  WC2Z3Q5
Luthra & Luthra Law Office                   103, Ashoka Estate                           NA             2,000
Luthra & Luthra Law Office                   Barakhamba Road
Luthra & Luthra Law Office                   New Delhi, India
McDonald Public Relations Inc                1504 San Antonio, Suite 200                  NA             5,000
McDonald Public Relations Inc                Austin, TX  78701



			       20D of 27 pages

	     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		      For Year Ended December 31, 2002

		   Outside Services Employed - Account 923


										      Relationship
										     "A"- Associate
										      "NA" - Non
	    From Whom Purchased                     Address                            Associate        Amount
McGuire Woods LLP                           One James Center                              NA              1,538
McGuire Woods LLP                           901 East Cary Street
McGuire Woods LLP                           Richmond, VA  23219-4030
Macchi di Cellere e Gangemi                 Via Serbelloni 4                              NA            178,304
Macchi di Cellere e Gangemi                 20122 Milano
Malcolm Pirnie, Inc.                        104 Corporate Park Drive                      NA            111,374
Malcolm Pirnie, Inc.                        White Plains, NY 10602
Mason Solicitors Office Account             30 Aylesbury Street                           NA            174,816
Mason Solicitors Office Account             London, GBR  EC1R OER
McCoy                                       P.O. Box 201534                               NA            144,096
McCoy                                       Houston, TX  77216-1534
McCoy Power Reports                         424 Spinnaker Drive                           NA              1,500
McCoy Power Reports                         Naples, FL  34102
Milbank, Tweed, Hadley, & McCoy             One Chase Manhattan Plaza                     NA            200,923
Milbank, Tweed, Hadley, & McCoy             New York, NY  10005
Morgan, Lewis & Bockius, L.L.P.             PO BOX 8500 S-6050                            NA             16,889
Morgan, Lewis & Bockius, L.L.P.             Philadelphia, PA 19178-6050
Morrill and Associates                      203 North LaSalle Street; 15th Floor          NA              6,139
Morrill and Associates                      Chicago, IL  60601
Morrison & Foerster LLP                     425 Market Street, File No. 72497             NA          1,017,888
Morrison & Foerster LLP                     San Francisco, CA  94105-2482
MSB International PLC                       Hanover Place                                 NA             48,402
MSB International PLC                       London, GBR  BR1 1HP
Murov and Ward, LLC                         615 Baronne Street; Suite 150                 NA             21,284
Murov and Ward, LLC                         New Orleans, LA  70113
Muzak LLC                                   4300 West Royal Lane                          NA                 70
Muzak LLC                                   Irving, TX  75063-2227
Navigant Consulting, Inc.                   200 Wheeler Rd.                               NA             10,000
Navigant Consulting, Inc.                   Burlington, MA  01803
Nelson, Mullins, Riley & Scarborough        PO BOX 11070                                  NA             42,545
Nelson, Mullins, Riley & Scarborough        Columbia, SC 29211
New Energy Assoc.                           P.O. Box 116022                               NA             24,186
New Energy Assoc.                           Atlanta, GA  30368
New Orleans City Club                       1525 St. Charles Ave.                         NA                444
New Orleans City Club                       New Orleans, LA  70130
Northbridge Group                           55 Old Bedford Rd.                            NA            128,674
Northbridge Group                           Lincoln, MA  01773
Norventus Group, LLC                        12550 West Meadow Circle                      NA            144,911
Norventus Group, LLC                        Lake Bluff, IL  60044-1172
Office Furniture Unlimited, Inc.            5626 Southwest Freeway                        NA             25,292
Office Furniture Unlimited, Inc.            Houston, TX  77057
Pace Global Energy Services                 4401 Fair Lakes Court, Suite 400              NA             84,641
Pace Global Energy Services                 Fairfax, VA  22033-3848
PB Power Ltd                                Amber Court                                   NA             99,349
PB Power Ltd                                William Armstrong Drive
PB Power Ltd                                Newcastle Business Drive                      NA            118,653
PB Power Ltd                                Newcastle, GT LON  NE4 7YQ
PEL International Gas                       3 Lloyds Avenue                               NA             20,321
PEL International Gas                       London, GBR  EC3N 3DS
Personalysis Corporation                    P.O. Box 840921                               NA                600
Personalysis Corporation                    Dallas, TX  75284-0921
Phelps Dunbar LLC                           P.O. Box 54631                                NA                933
Phelps Dunbar LLC                           New Orleans, LA  70154-4631



			       20E of 27 pages


	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		    For Year Ended December 31, 2002

		Outside Services Employed - Account 923


										     Relationship
										     "A"- Associate
										      "NA" - Non
	    From Whom Purchased                     Address                            Associate       Amount
Pluritrading SL                              Mandri 66 Entr.  1a Esc b                   NA             25,000
Pluritrading SL                              Barcelona, ESP  08022
Posita Power Technologies                    The Woodlands, TX 77380                     NA            325,000
Power Costs, Inc.                            2622 Van Buren St.                          NA              1,532
Power Costs, Inc.                            Norman, OK  73072
Powergem, LLC                                P.O. Box 9049                               NA             75,810
Powergem, LLC                                Niskayuna, NY  12309
PriceWaterhouseCoopers                       1 Queen's Road Central                      NA            215,940
PriceWaterhouseCoopers                       Abucus HK Limited
PriceWaterhouseCoopers                       Hong Kong & Shanghai Banking Corp.
PriceWaterhouseCoopers                       Hong Kong
PriceWaterhouseCoopers LLP                   333 Market Street, 18th Floor               NA            250,389
PriceWaterhouseCoopers LLP                   San Francisco, CA  94105
Print Tech                                   2436 Veterans Blvd.                         NA              1,131
Print Tech                                   Kenner, LA  70062
Quantum Asesores & Consultores               P Castellana 155-6B                         NA             45,500
Quantum Asesores & Consultores               Madrid, Spain
Revenew International, Inc.                  440 Louisiana Suite 400                     NA             18,837
Revenew International, Inc.                  Houston, TX  77002
RHR International                            PO BOX 95122                                NA            202,386
RHR International                            Chicago, IL 60694-5122
Richard Northup                              524 Fullure Rd                              NA              2,933
Richard Northup                              Gallipolis, OH 45631
Robert H Smith School of Business            2413 Van Munching Hall                      NA              2,020
Robert H Smith School of Business            College Park, MD  20740-1815
Rothschild Medical Supply                    805 E. Genesse St.                          NA             78,840
Rothschild Medical Supply                    Syracuse, NY  13210
Science Applications International Corp.     10260 Campus Point Drive                    NA            407,853
Science Applications International Corp.     San Diego, CA 92121-1578
Shaw Group                                   4171 Essen Lane                             NA             35,705
Shaw Group                                   Baton Rouge, LA  70809
Siemens Network Systems, LTD                 Technology House                            NA            110,092
Siemens Network Systems, LTD                 London, GBR  HP2 7DF
Sierra Energy Company (SECO) DBA             5860 So. Pecos Road                         NA              5,000
Sierra Energy Company (SECO) DBA             Las Vegas, NV  89120
Simplified Solutions, Inc.                   6129 Brook Drive                            NA              9,000
Simplified Solutions, Inc.                   Falls Church, VA  22044
Skadden, Arps, Slate & Meagher & Flom, LLP   One Canada Square; Canary Wharf             NA          1,767,880
Skadden, Arps, Slate & Meagher & Flom, LLP   London, GBR  E14 5DS
Slaughter & May                              One Bunhill Row                             NA            101,052
Slaughter & May                              London, GBR  EC1Y8YY
Sosa Cousins, Inc.                           1976 Winchelsea Ct.                         NA            140,769
Sosa Cousins, Inc.                           Dunwoody, CT  30338
Southwestern Bell                            4112 Mangum                                 NA              7,202
Southwestern Bell                            Houston, TX  77092
Steeg and O'Connor, LLC                      201 St. Charles Avenue; Suite 3201          NA             57,287
Steeg and O'Connor, LLC                      New Orleans, La  70170
Stone & Webster Engineering Co.              245 Summer Street                           NA            247,722
Stone & Webster Engineering Co.              Boston, MA 02205-1611
Sullivan and Ward PC                         801 Grand Avenue; Suite 3500                NA              1,840
Sullivan and Ward PC                         Des Moines, IA  50309
Sutherland, Asbill, and Brennam LLP          999 Peachtree Street NE                     NA              7,133
Sutherland, Asbill, and Brennam LLP          Atlanta, GA  30309-3996



			      20F of 27 pages

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		    For Year Ended December 31, 2002

	       Outside Services Employed - Account 923


										      Relationship
										     "A"- Associate
										      "NA" - Non
	    From Whom Purchased                     Address                            Associate        Amount
Synergic Solutions, LLC                     4800 Sugar Grove Blvd. Suite 290              NA             5,600
Synergic Solutions, LLC                     Stafford, TX  77477
TMF Services Ltd                            Sofia, BGR                                    NA             2,208
TMPW Ltd.                                   15 Them Dervi St.                             NA            18,849
TMPW Ltd.                                   London, GBR  EC4R 9JD
Tolunay Wong Engineers, Inc.                10710 S. Sam Houston Pkwy W, Suite 100        NA             8,568
Tolunay Wong Engineers, Inc.                Houston, TX  77031
Totev Law Office                            6 Solunska Street - 2nd Floor                 NA            19,785
Totev Law Office                            Sofia, BGR  EC4R 9JD
Towers Perrin, Inc.                         P.O. Box 8500, s-6110                         NA             7,155
Towers Perrin, Inc.                         Philadelphia, PA 19178
TRC Customer Focused Solutions              P.O. Box D-3432                               NA           441,543
TRC Customer Focused Solutions              Boston, MA 02241-3432
TRC Environmental Corp.                     5 Waterside Crossing                          NA            29,879
TRC Environmental Corp.                     Windor, CT  06095
United Parcel Service                       P.O. Box 34486                                NA                94
United Parcel Service                       Louisville, KY  40232
URS Corporation                             P.O. Box 121028 - Dept. 1028                  NA           230,669
URS Corporation                             Dallas, TX  75312-1028
Veirano E Advogados Associados              CAIXA Postal 2748-RJ                          NA             2,693
Veirano E Advogados Associados              Av. Nilo Pecanha, 50-17 Andar
Veirano E Advogados Associados              Rio De Janeiro, Brasil
Walker, W. S. & Company                     Caledonian House                              NA            94,503
Walker, W. S. & Company                     PO Box 265
Walker, W. S. & Company                     Georgetown, Grand Cayman
Wardell Armstrong                           Lancaster Building - High Street              NA            14,536
Wardell Armstrong                           London, GT LON
Watson Wyatt                                Edificio La Priamido                          NA               296
Watson Wyatt                                Madrid, ESP  28046
WCM Group, Inc.                             PO Box 4563                                   NA             3,051
WCM Group, Inc.                             Houston, TX  77210-4563
Wheeler Consulting                          14111 Hambleton Dr.                           NA           128,303
Wheeler Consulting                          Houston, TX  77069
Winderweedle, Haines, Ward, and Woodman PA  250 Park Avenue South - 5th Floor             NA             6,176
Winderweedle, Haines, Ward, and Woodman PA  Winter Park, FL  32789
Winstead Sechrest & Minick PC               5400 Renaissance Tower                        NA            38,279
Winstead Sechrest & Minick PC               1201 Elm Street
Winstead Sechrest & Minick PC               Dallas, TX  75270-2199
Winston & Strawn                            200 Park Avenue                               NA            47,804
Winston & Strawn                            New York, NY  10166-4193
Womble Carlyle Sandridge and Rice           P.O. Box 84                                   NA            26,766
Womble Carlyle Sandridge and Rice           Winston Salem, NC  27102
Xcel Energy                                 414 Nicollett Mall                            NA            12,160
Xcel Energy                                 Minneapolis, MN  55401
Xerox Connect                               P.O. Box 828187                               NA            16,483
Xerox Connect                               Philadelphia, PA  19182-8187

All Others (103)                                                                          NA           (95,840)
												   -----------
Total All                                                                                          $85,620,573
												   ===========




			      20G of 27 pages

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2002

	      Employee Pensions and Benefits - Account 926


Instructions:
  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

	    Description                                       Amount

This item includes primarily costs billed from Entergy Services, Inc. and are
  not benefits of EEI.                                       $61,259
EEI benefits allocations                                      22,674
Other pension and benefits related credits                   (40,425)
  (EEI includes benefits in account 920)                     -------
						  TOTAL      $43,508
							     =======






	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2002

	      General Advertising Expenses - Account 930.1


Instructions:
  Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

	Name of Payee                                   Amount

There were no General Advertising Expenses in 2002
 for Entergy Enterprises, Inc.                            NONE
							  ----
				   TOTAL
							  ====




			    21 of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 2002

	   Miscellaneous General Expenses - Account 930.2


Instructions:
  Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS44 1(b)
  (2)) shall be separately classified.

		   Description                                   Amount

     Active development projects-Maritza Project               $6,175,186
     Severance & Lease Amortization                             9,681,308
     Outside services from ESI                                  1,235,423
     Outsource Billing                                             29,724
     Payroll Related Costs                                      3,200,840
     Bank Fees                                                     31,790
     Clearing account 184 from balance sheet                     (245,666)
     Employee Expenses                                           (373,039)
     Write-off of fixed assets for closed offics               22,600,266
     Other Miscellaneous Expenses                              (1,077,762)
							      -----------
							TOTAL $41,258,070
							      ===========


	    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2002

			      Rents - Account 931


Instructions.
  Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

	      Type of Property                                   Amount

     Building, Facility, & Real Property Rentals              $9,128,001
     Office Equipment & Other Rentals                          1,143,358
     Other                                                    (4,657,288)
							      ----------
						      TOTAL   $5,614,071
							      ==========



			      22 of 27 pages

	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		  For the Year Ended December 31, 2002

	       Taxes Other Than Income Taxes - Account 408


Instructions:
  Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and
  (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	   Kind of Tax                                         Amount

     State Franchise Tax                                        $142,324
     Payroll Tax                                                  64,417
     Excise Tax                                                        -
     Property Taxes                                               69,467
     Occupation Tax                                                    -
     Sales & Use Tax                                                   -
     California Unitary Tax                                            -
     Miscellaneous                                                  (664)
								--------
						      TOTAL     $275,544
								========

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2002

			  Donations - Account 426.1

Instructions:
  Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

	Name of Recipient                                      Amount

     Theater Under the Stars                                     $10,000

     Others (10)                                                   4,305
								 -------
						      TOTAL      $14,305
								 =======



				 23 of 27 pages

	    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		    For the Year Ended December 31, 2002

		      Other Deductions - Account 426.5


Instructions:
  Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

	   Description                     Name of          Amount
					    Payee

Dues and membership fees to Professional    Various         $8,485
 Organizations and Associations

Director Expenses                           Various          3,045

							   -------
					       TOTAL       $11,530
							   =======


			    24 of 27 pages

		ANNUAL REPORT OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2002

	      Schedule XVIII - Notes to Statement of Income

Instructions:
  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

  See Notes to Financial Statements on pages 13A - 13E





			   25 of 27 pages

		ANNUAL REPORT OF ENTERGY ENTERPRISES, INC.

			   Organization Chart


    DIRECTORS                POSITION
C. John Wilder           Director
Geoffrey D. Roberts      Director
Donald C. Hintz          Director

    OFFICERS                 POSITION
Geoffrey D. Roberts      President and Chief Executive Officer
Michael P. Childers      Senior Vice President-Chief Development Officer
Michael G. Thompson      Senior Vice President-Law and Secretary
J. Bradley Williams      Senior Vice President, Business Development
Joseph T. Henderson      Senior Vice President and General Tax Counsel
Gareth Brett             Vice President and General Manager-Europe
Robert A. Malone         Vice President-Engineering and Construction
Robert J. Moore          Vice President-Asset Development
Steven C. McNeal         Vice President and Treasurer
Robert J. Cushman        Vice President
Stanley A. Ross          Vice President
Turgay Gurun             Vice President
Jon Long                 Vice President
Jane Wilson              Vice President
Frederick F. Nugent      Vice President, Assistant Secretary, & General Counsel
Thomas G. Wagner         Assistant Secretary
Deborah S. Dudenhefer    Tax Officer
Patricia A. Galbraith    Tax Officer



			Methods of Allocation

    Entergy Enterprises, Inc. shall fully allocate and charge associated companies for the direct and indirect costs of it's services, determined in accordance with rules 90 and 91, in the manner set forth in the Service Agreements, and approved by the Commissions (7/8/93 (HCAR No. 25848)), based on direct costs related to the project or service being performed and a portion of Enterprises' indirect costs. Such indirect costs will be equitably allocated and charged based on one or more allocations including, but not limited, to five categories: (i) direct labor hours, (ii) total payroll dollars charged, (iii) base assignment of company employees,
(iv) direct dollars charged, and (v) revenues.

    Annual Statement of Compensation for Use of Capital Billed


			- Not applicable -









			  Page 26 of 27 Pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		      Signature Clause


Pursuant to the requirements of the Public Utility Holding
Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




			    Entergy Enterprises, Inc.
			    (Name of Reporting Company)

			    /s/ Steven C. McNeal

			    Steven C. McNeal, Vice President
				    and Treasurer
			    (Print Name and Title of Signing Officer)



Date:   May 1, 2003






		       27 of 27 pages